SECURITIES AND EXCHANGE COMMISSION SECURI SSION

RECEIVED

MAR 3 2010

DIVISION OF MARKET REGULATION

10029856

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51558

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HAMPTON SECURITIES (USA), INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

141 Adelaide Street West, Suite 1800
(No. and street)

Toronto	**Ontario (Canada)**	**M5H 3L5**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Glover **416-862-8641**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Brookfield Place, 181 Bay Street, Suite 1400	**Toronto**	**Ontario**	**M5J 2V1**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hampton Securities (USA) Inc. as of and for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

CFO

Title

Notary Public

Natalia Angelini

HAMPTON SECURITIES (USA) INC.

(SEC I.D. NO. 8-51558)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

HAMPTON SECURITIES (USA) INC.
TABLE OF CONTENTS

Deloitte

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Stockholder of
Hampton Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Hampton Securities (USA) Inc. (the "Company") as of December 31, 2009 and the statements of loss, changes in financial condition and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company at December 31, 2009, and the results of its operations and its changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents ((g) and (h)) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
February 25, 2010

HAMPTON SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009
[Expressed in U.S. dollars]

ASSETS

Cash	$	6,309
Prepaid expense		3,780
Due from clearing broker (Notes 4 and 5)		100,000
Income tax receivable		3,191
	$	113,280

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued liabilities	$	28,598
		28,598

STOCKHOLDER'S EQUITY:

Capital stock		
Authorized		
200 common shares, no par value, one vote per share		
Issued		
150 common shares		375,000
Additional paid-in capital		1,190
Accumulated deficit		(291,508)
		84,682
	$	113,280

See accompanying notes to financial statements

HAMPTON SECURITIES (USA) INC.
STATEMENT OF LOSS
For the year ended December 31, 2009
[Expressed in U.S. dollars]

REVENUES		
Commissions	$	223,624
Interest and other		988
		224,612
EXPENSES		
Clearance fees		227,522
General and administrative (Note 7)		212,783
Compensation and related expenses		52,560
		492,865
LOSS BEFORE INCOME TAXES		(268,253)
LOSS TAX EXPENSE		2,835
NET LOSS	$	(271,088)

See accompanying notes to financial statements

HAMPTON SECURITIES (USA) INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2009
[Expressed in U.S. dollars]

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (271,088)
Changes in operating assets and liabilities:	
Deposit segregated for customers	11,673
Due from clearing broker	43,628
Accounts payable and accrued liabilities	(8,832)
Prepaid expenses	352
Income taxes receivable	(3,191)
Net cash used by operating activities	(227,458)
DECREASE IN CASH	(227,458)
CASH, BEGINNING OF YEAR	233,767
CASH, END OF YEAR	$ 6,309
SUPPLEMENTAL CASH FLOW INFORMATION	
Income taxes paid	$ 6,026
Interest paid	-

See accompanying notes to financial statements

HAMPTON SECURITIES (USA) INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2009
[Expressed in U.S. dollars]

	Capital Stock		Additional Paid-in	(Accumulated	Total Stockholder's
	Number	Amount	Capital	Deficit)	Equity
Stockholder's equity, beginning of year	150	$ 375,000	$ 1,190	$ (20,420)	$ 355,770
Net loss	-	-	-	(271,088)	(271,088)
Stockholder's equity, end of year	150	$ 375,000	$ 1,190	$ (291,508)	$ 84,682

See accompanying notes to financial statements

1. ORGANIZATION

Hampton Securities (USA), Inc. (the "Company") was organized on January 12, 1999 as a New York corporation and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company clears all of its transactions through a security clearing broker, National Financial Services LLC ("NFS") on a fully disclosed basis. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses a carrying broker NFS for clearing.

The Company is a wholly owned subsidiary of Hampton Securities Corporation (a Delaware Corporation), itself a wholly owned subsidiary of Hampton Securities Incorporated ("HSI"), a Canadian incorporated company.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The Company's current operations are unprofitable and the Company is dependent on its ultimate parent company, HSI, for continuing support and financing of its operations.

(b) Securities transactions

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

(c) Income taxes

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such changes are entered. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

(d) Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities, including due from carrying broker and accounts payable and accrued expenses, are carried at cost which approximates fair value due to their short-term nature or imminent maturity. Financial asset and liabilities of the Company include cash, receivables and payables.

[Expressed in U.S. dollars]

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of accrued expenses.

(f) New accounting policies

In July 2009, the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became the single official source of authoritative, nongovernmental generally accepted accounting principles (GAAP) in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. This guidance is effective for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of the guidance for the year ended December 31, 2009. The Company's accounting policies were not affected by the conversion to the ASC. However, references to specific accounting standards have been changed to refer to the appropriate section of the ASC.

In May 2009, the FASB issued guidance now incorporated in ASC Topic 855 "Subsequent Events" (ASC Topic 855) (formerly Statement of Financial Accounting Standard No. 165, "Subsequent Events"). This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Among other items, the guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company has adopted this guidance in its financial statements for the year ended December 31, 2009. For the 2009 year-end financial statements of the Company, the date that the financial statements were available to be issue has been set as February 25, 2010. In accordance with ASC Topic 855, subsequent events have been evaluated up to this date.

3. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Credit risk on financial instruments is the risk of financial loss occurring as a result of default of a counterparty on its obligation to the Company. Credit risk is managed by dealing only with counterparties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral. The Company's most significant concentration of credit risk is with the carrying broker.

[Expressed in U.S. dollars]

4. CONTINGENCIES

Guarantees

The Company has provided a guarantee to its clearing broker, NFS. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial position to these transactions.

The due from clearing broker includes a security cash deposit of $100,000 from the Company to settle any potential amounts outstanding from customers.

5. CLEARING AGREEMENT

Pursuant to an agreement between the Company and NFS, all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through NFS. The Company is exempt from provisions of SEC Rule 15c3-3, as discussed in Note 1, and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by NFS. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company's agreement with NFS includes the provision for Proprietary Accounts of Introducing Brokers and, as a result, the security cash deposit is treated as an allowable asset for the computation of net capital.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2009, the Company had net capital of approximately $80,902, which is approximately $75,902 in excess of the required minimum net capital. The Company's net capital ratio was 0.35 to 1.

The Financial Industry Regulatory Authority ("FINRA"), the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

7. RELATED PARTY TRANSACTIONS

During the year the Company paid management fees of $87,160 to Hampton Securities Limited, a subsidiary of HSI. These fees are included in general and administrative expenses on the Statement of Income.

8. LOSS CARRYFORWARDS

The Company has approximately $305,245 of net operating losses which are available for utilization against operating income in the future years. $6,001 of net operating losses expire in 2025, $25,581 in 2027 and $273,663 in 2029. The related deferred tax asset has been fully offset by a valuation allowance as it is not considered more likely than not that the tax losses will be utilized.

HAMPTON SECURITIES (USA) INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 (Schedule (g))
As at December 31, 2009
[Expressed in U.S. dollars]

Total stockholder's equity	$	84,682
Non allowable asset - prepaid expense	$	3,780
Net capital		80,902
Computation of minimum net capital requirement: (Greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined)		5,000
Excess net capital	$	75,902
Aggregate indebtedness*	$	28,598
Ratio of aggregate indebtedness to net capital		0.35

* Aggregated indebtedness is calculated as total liabilities less direct brokerage rebates payable to the extent of cash deposit segregated for the exclusive benefit of customers of $ nil.

There are no material differences between this calculation and the one from the FOCUS Report filed on January 26, 2010.

HAMPTON SECURITIES (USA) INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES (Schedule (h)) EXCHANGE ACT OF 1934

As at December 31, 2009
[Expressed in U.S. dollars]

EXEMPTION UNER SECTION (k)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph ((k)(2)(ii) of Rule 15c3-3.

Deloitte

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditor's Report on Internal Accounting Control required by Rule 17a-5

To the Board of Directors and Stockholders of
Hampton Securities (USA) Inc.

In planning and performing our audit of the financial statements of Hampton Securities (USA) Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation deteriorate.

A *control deficiency* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
February 25, 2010